March 14, 2008



Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.

Re:      Pacific Capital Bancorp
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed March 1, 2007
         File No. 000-1113

Dear Mr. Cline:

This letter sets forth the responses of Pacific Capital Bancorp ("PCB" or "the Company") to the comments and questions of the staff of the U.S. Securities and Exchange Commission contained in your letter dated January 9, 2008 ("your January letter"). PCB's responses correspond to the comments in italics as numbered in the staff's letter.


Business, beginning on page 3

1. Please refer to comment 3 in our letter dated June 27, 2007.

         a. Please revise to disclose the fees paid to Jackson Hewitt for all periods presented. To the extent that the adjustment of fees has been material in the past or is expected to be material in the future, please include a footnote to the contractual obligations table quantifying the amount of possible adjustment.

         Response: We understood comment 3 in your letter of June 27, 2007
                  ("your June letter") to refer to the program fees paid to Jackson Hewitt, Inc. ("JHI") and the technology fees paid to Jackson Hewitt Technology Services, Inc. ("JHTS") under the terms of the contracts signed in 2006 now as amended and restated on September 21, 2007. Our draft response to this comment provided to you in our letter dated September 7, 2007 ("our September letter") included the amounts of these two fees for 2006, which was the first year of the contracts that provided for these fees. We have included in the 2007 10-K as a separate line item on the income statement listed as "Refund Program Marketing and Technology Fees" the amount of payments for 2007, 2006, and 2005 of $44.5 million, $54.7 million and $0, respectively. The discussion of the fees paid to JHI / JHTS were described in the 2007 10-K on page 31 in the MD&A discussion of non-interest expense. We have also included the contracted amounts for 2008 through 2010 in the table of contractual obligations.

Mr. Paul Cline
March 14, 2008


                  There was no adjustment of the fees in 2006 or 2007. As the contract provides for adjustment only in the event that volumes are substantially different than expected and/or the economics of the program are substantially changed by regulation or legislation, and even then the adjustment is by negotiation, we are not able to quantify possible adjustments.

         b. Please revise to disclose how the fees to Jackson Hewitt are affected by charged-off RALs.

         Response: In future filings we will revise the disclosure to explicitly state that the amount of the fees is not impacted by the amount of charged-off RALs that were originated by JHI. Our suggested revision in the 2008 financial statements would be:

                  The amount of the fees is not impacted by the amount of charge-off RALs that were originated by JHI.

2. Please refer to comments 4 and 15 in our letter dated June 27,2007. We have the following comments related to your securitization of RALs:

         a. In your response to comment 15, you state that the determination of collectibility for the repurchased RALs is made at the close of the securitization (late February). Consequently, all collections on these repurchased RALs are credited to the gain on sale as there will have been no write-offs of securitized RALs prior to March 31. Please explain to us why there will have been no write-offs of securitized RALs prior to March 31 since you determine collectibility for repurchased RALs in late February and presumably write-off uncollectible RALs.

         b. Please revise to disclose the amount of securitized RALs repurchased during each period presented.

         c. Please revise to disclose the amount at which you repurchase the securitized RALs (par, fair value, etc).

         d. It appears that you record non charged-off repurchased RALs at "par" value instead of fair value. Please revise to clarify how your accounting with the guidance in SOP 03-3, AICPA TPA 21 30.18 and 2130.19, which requires the use of fair value.

         e. If you believe you are required to account for all repurchased RALs using the guidance in SOP 03-3, please revise to restate your financial statements for the periods presented. SOP 03-3 would require you to record all repurchased RALs at fair value (presumably at something less than par), record all chargeoffs of repurchased RALs through the allowance for credit loss and record subsequent increases in estimated cash flows through interest income.

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Mr. Paul Cline
March 14, 2008


                  If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis which addresses the guidance in SAB 108.

         Summary Response: We believe we have properly accounted for, and adequately disclosed in the financial statements, the collectibility of the repurchased RALs in the gain on sale calculation and posting the receivable to the loan balance. Further valuation adjustments are accounted for through Allowance for Loan Loss as these adjustments have been determined to be immaterial

                  The five questions above involve interrelated issues making it hard to respond to each individually without duplicating much of the explanation. We therefore have prepared a discussion that we believe covers all of the questions you have, but first provide you immediately below with a summary of our conclusions which we hope will be helpful in reviewing the detailed response.

                  Summarizing our responses to Comment 2 sections a through e:

                  a. We wait until March 31 to write-off uncollectible repurchased RALs because we will then have the advantage of knowing what has not been collected prior to that date. No public reporting is done prior to March 31, so no overstatement of the collectible balances results from waiting until quarter end.

                  b. We will revise our disclosure in our future financial statement filings to include the amount of loans repurchased in each period presented. For brevity and clarity, we would suggest that we report this number at the purchase amount less the amount determined at March 31 to be uncollected and uncollectible, not at the purchase price. This would be the same amount as if we had repurchased at par, immediately written the balance down by an estimate of uncollectibility and then again estimated collectibility at March 31 and adjusted for that.

                  c. See b above--we would disclose that we repurchase at fair value.

                  d. See the table below how our methodology results in reporting consistent with SOP 03-3.

                  e. We believe that our reporting is consistent with SOP 03-3 and that therefore no SAB 99 materiality analysis is necessary.

         Detailed Response: It appears that in our earlier response letter we may have inadvertently introduced some confusion into our response by the sentence, "Consequently, all collections on these repurchased RALs are credited to the gain on sale as there will have been no write-offs of securitized RALs prior to March 31." The confusion arises because we might not have provided sufficient clarity about the sequence of events for the repurchased loans relative to quarter-end reporting. Our lack of clarity may have made it appear that we are not following the guidance in SOP 03-3 when in fact we have followed the guidance. Therefore, we hope here both to provide that clarity and to explain how the accounting and reporting that we have used meets the requirements of SOP 03-3.

                  Application of SOP 03-3 to RALs

                  We acknowledge that the repurchase of RALs from the investors in the cleanup call falls within the scope of the SOP 03-3. While there is a statement in the Summary section of the SOP that it does not apply to loans originated by the entity, and while these loans were originated by the Company, we assume that the intention of the AICPA was to include the situation where loans were repurchased by the originating financial institution.

                  Specific Provisions of SOP 03-3

                  We understand the guidance of SOP 03-3 and believe we have applied it appropriately with respect to (1) the amount at which loan balances should be reported, (2) how charge-offs are to be recorded, and (3) how changes in expected cash flows subsequent to acquisition should be recorded. However, because of some unusual characteristics of these loans, specifically their relatively short duration and lack of coupon rate, the application of SOP 03-3 is not exactly straightforward, so it may help for us to explain how we have applied the guidance of SOP 03-3.

                  Amount at which loan balances should be reported

                  It is our understanding that SOP 03-3 requires loans acquired in a transfer to be recorded at the amount of their initial investment rather than at fair value as you state in Comment 2e. Our securitization agreement requires the cleanup call repurchase to be done at par and consequently it could be argued that our initial investment is par or the contractual cash flows, but we do not believe that recording the repurchased RALs at par is consistent with the intent of SOP 03-3.

                  The SOP 03-3 states that the price is expected to be less than the contractually required payments receivable because of the time value of money, changes in the credit quality of the borrowers since origination, and changes in interest rates between the origination and transfer dates of the loan(s).

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Mr. Paul Cline
March 14, 2008


                  In our situation, because of the relatively short time between the repurchase of the loans and their collection or write-off, the time value of money is not significant. The loans are repurchased at the end of February and most are collected within the next month. Of those not collected by the end of the next month, substantially all are charged-off. Because of the relatively short time between their origination and their repurchase, changes in interest rates between the two dates are also not significant. In addition, the securitization agreement provides for no adjustment to the pricing for the original sale of the RALs due to changes in interest rates between origination and sale and consequently provides for no adjustment in the repurchase for changes in market interest rates occurring between the sale and the repurchase. This leaves credit quality as the major reason for any difference between the contractual cash flow and expected cash flow for RALs.

                  SOP 03-3 prohibits carrying over or creation of a valuation allowance for any change in credit quality that occurred prior to the transfer. Because the SOP assumes that the price paid for the loans will approximate the net present value of expected cash flows, it does not specifically address how to account for a situation like ours where the cleanup call is contractually required to be done at par. This creates a difference between the price paid and the net present value of the expected cash flows. In a business combination, such a difference would be allocated to goodwill, but in this situation, and as no allowance is permitted to be booked, we concluded it would be appropriate to write-off the difference as an offset to the gain on securitization. The write-off could be taken as a charge to provision expense, but then there would need to be an adjustment in the allowance for credit loss rollforward table to account for provision expense not offset by an allowance entry. It seems more straightforward to charge this loss against the gain on sale. Writing the price paid down to the expected cash flows results in an initial investment less than the contractually required cash flows, consistent with SOP 03-3.

                  Pre-March 31 charge-offs of acquired loans

                  In Comment 2e, you have indicated that SOP 03-3 requires that we record all charge-offs of repurchased RALs through the allowance for credit loss. However, paragraph .04 of SOP 03-3 states that valuation allowances should reflect only those losses incurred by the investor after acquisition. The decision to underwrite a RAL is made on the basis of the information in the taxpayer's income tax return. This information does not change and there is nothing about the customer's ability or intent to pay that changes subsequent to the repurchase. We are not notified by the IRS that they will be denying the refund claim, so we do not know whether their

Mr. Paul Cline
March 14, 2008


                  decision occurs prior to or after the repurchase of the loans. We conclude from this that nonpayment of a RAL is not due to changes in the credit quality of the RAL or to any additional information coming from the taxpayer or the IRS after the repurchase. In essence, if a repurchased loan is not paid, it was because the Company incurred the loss at the time of origination, and was therefore present when the RAL was repurchased. The loss did not occur subsequent to the repurchase. Therefore, we believe we are following the requirement of SOP 03-3 to charge against the allowance for loan losses only those losses incurred after acquisition when we charge-off losses on repurchased RALs against the gain on sale rather than the allowance.

                  Post-March 31 charge-offs of acquired loans

                  Substantially all repurchased loans are charged-off at March 31 because there has been four to six weeks since they were originated. Expected payment is two to four weeks. The few that might not be charged-off at March 31 would be charged-off in the second quarter if still unpaid. For reasons of consistency, it would be expected that we would charge these immaterial post-March 31 charge-offs against the gain on sale. However, we have been charging them off against the allowance along with other RAL charge-offs.

                  We disclose each year in our first quarter 10-Q that the securitization has been closed for the year, that there are no additional loans sold, and that the outstanding sold loans have been repurchased. In our judgment, explaining in the subsequent quarters why a gain on a securitization which occurred and was closed all in the first quarter should change during the remainder of the year introduces more complexity to the explanation of the RAL/RT programs and would ultimately be more confusing than any potential benefit gained from the more exact reporting. Additionally, users of our financial statements have indicated that they understand that the important issue for them in understanding the impact of losses on the profitability of the RAL/RT program is not whether the losses are disclosed as relating to the retained or securitized loans, nor whether reported as an increase to the gain or reduced provision expense, but rather the total loss ratio for both securitized and held RALs.

                  Amount at which repurchased RALs are recorded

                  Paragraph .05 of SOP-03-3 requires that cash flows expected to be received in excess of the initial investment be recognized as interest income on a level-yield basis over the life of the loan. It also requires that contractually required payments in excess of expected cash flows should not be displayed on the balance sheet or recognized as an adjustment of yield, a loss accrual, or a valuation allowance. As explained above, the loans are written down to their expected cash flows at March 31, so there is no interest income to be recognized on a level-yield basis. Also as explained in a preceding paragraph, the difference between the contractually required payments in excess of the expected cash flows has been written-off, not displayed on the balance sheet nor recorded as any loss accrual or valuation allowance.

Mr. Paul Cline
March 14, 2008


                  Recognition of interest income on repurchased and retained
                  RALs

                  Paragraph .06 states that:

                           Recognition of income under this SOP is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. Subsequent to acquisition, this SOP does not prohibit placing loans on nonaccrual status, including use of the cost recovery method or cash basis method of income recognition, when appropriate.

                  While the Company generally collects between 98.7% and 98.9% of its RALs, these are not term loans and there is no difference in the fee ("interest") collected whether the loan pays off at the first payment opportunity--7 to 14 days after origination--or two or three months later. Attempting to accrue interest on a daily basis would involve constant recomputation with the Company continually needing to adjust accrued interest income up or down as repayments occurred earlier or later. Consequently, the Company has always followed the cost recovery method for income recognition on all RALs, initially recording the fee withheld from the loan proceeds as deferred revenue and recognizing it as income only when the principal and interest have been paid by the IRS remittance of the refund. We disclose both that there is no change in the amount of the fee (or "interest") collected based on the length the RAL is outstanding and that the fee is initially recognized as deferred revenue until collected.

                  Operating practices consistent with GAAP

                  Third, as will be explained below, for operational simplicity and efficiency, there are some practices we follow internally which do not initially strictly follow the requirements of the accounting standards, but which are adjusted at quarter-end to result in reporting that is in accordance with those pronouncements. So that this not be misunderstood, initially recording transactions in a convenient manner and then adjusting balances for quarter-end external reporting is a common practice among banks. For example, GAAP requires the recording of securities purchases and sales transactions as of trade date, not settlement date. In fact, it is much easier to use settlement dates during the quarter and make quarter-end adjustments for the few trades that do not settle until the next quarter than it is to use the trade date for all of the transactions in a quarter. The quarter-end adjustments bring the accounting and reporting into compliance with GAAP for external reporting. Similarly, we initially record a number of RAL-related transactions in one way and then make quarter-end adjustments to the accounts to ensure that the external reporting is in accordance with GAAP.

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Mr. Paul Cline
March 14, 2008


                  This third consideration is important because we may have explained things as they are initially done internally rather than as they are reported externally.

                  To explain how we have applied the above provisions of SOP 03-3 and to give more clarity to the sequence of events, we provide to you this information in the form of a table that gives the sequence of events we follow in practice, how we believe it would be done under SOP 03-3, and then an explanation of how the result is the same.

Mr. Paul Cline
March 14, 2008

                                                                How the result is
   How the accounting is       How it would be required      initially different but
             done                    under SOP 03-3             eventually the same
----------------------------------------------------------------------------------------
1a. At the end of February,   1b. At the end of February,     1c. The balance of
 a cleanup call is done and    a cleanup call is done and      repurchased loans is
 the outstanding loans are     the outstanding loans are       overstated by being
 repurchased for a price       repurchased for a price         recorded at par.
 equal to their contractual    equal to their contractual
 amount and recorded at        amount. At the time of
 their par amount. The         repurchase, a
 Company does not attempt      determination of
 to do an analysis of          collectibility would be
 collectibility at the end     done to estimate cash
 of February. Whatever         flows. The loans would be
 estimate that might be        recorded at the amount of
 prepared at this point        the estimate, which would
 would be for internal         then be the initial
 purposes only. It would       investment. The difference
 inevitably be proven wrong    would be written-off.
 by actual results in
 March, and a new analysis
 would have to be complete
 for quarter-end external
 reporting.
----------------------------------------------------------------------------------------
2a. During March,             2b. Collections received on     2c. The accounting is the
 collections are received      repurchased loans would be      same for collections up
 on repurchased loans. The     booked as indicated in 2a       to the amount of loans
 collections are recorded      at the amount estimated at      estimated at the time of
 as payments of repurchased    the time of the repurchase      the repurchase to be
 loans. The deferred fee on    to be collectible.              collectible, so for these
 these loans is recognized     Collections in excess of        collections there would
 as gain from the              that amount would be            be no different result.
 securitization, just as       counted as recoveries of        For collections received
 would occur when payments     charged-off loans, but          in excess of the
 on sold loans are received    because there can be no         estimated amount
 prior to the cleanup          allowance for acquired          collected, there will be
 repurchase.                   loans, the credit would         a partial reversal of the
                               reduce the amount of the        original charge-off
                               charge-off, i.e., the           because the estimated
                               credit cost charged             collectibility was too
                               against the gain on sale        low. This in turn will
                               of loans, rather than as        narrow some of the
                               an increase in the              difference noted in 1c.
                               allowance.
----------------------------------------------------------------------------------------
3a. At the end of March,      3b. At the end of March,        3c. After the charge-offs
 the Company estimates the     the Company estimates the       of 3a and 3b, there is
 amount of repurchased         amount of repurchased           now no difference between
 loans that are still          loans that are still            the balance of
 collectible. Given that       collectible. This estimate      repurchased RALs done by
 any unpaid loans are now      will be the same as in 3a,      the Company's practice
 about two months old, the     but because some of the         and as required by SOP
 estimate of the amount yet    loans were written off in       03-3. In addition, the
 to be collected is            step 1b, the charge-off         charge-off entries and
 relatively low. The           will be smaller at this         income recognition
 balance of repurchased        time, but the total             entries are exactly the
 loans is written-off down     charge-offs in 1b and 3b        same both in amount and
 to that estimate.             will equal the sum of the       the account to which they
                               charge-offs in 1a and 3a.       have been posted.
----------------------------------------------------------------------------------------

Mr. Paul Cline
March 14, 2008


                  By the above table, we hope that we have been able to explain that (1) it is more efficient for the Company to wait until March 31 to estimate the collectibility of the repurchased loans but that (2) the external reporting as of and for the quarter ended March 31 is as required by SOP 03-3. Consequently, we do not see this as a departure from GAAP and do not see a need for a materiality analysis of an error.


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 22
-------------------

3. Please refer to comment 5 in our letter dated June 27, 2007. In your future disclosure of the financial results of the RAL/RT Programs segment, please clearly identify the financial results of securitized RALs as compared to nonsecuritized RALs.

         Response: Comment 5 of your June letter had not mentioned separately disclosing financial results of securitized RALs as compared to nonsecuritized RALs. We believe that we are in fact already providing the financial results of the securitized RALs in the form of the table in the 10-K Notes to the Consolidated Financial Statements that shows the components of the gain on the securitization. Disclosing the RAL securitization as if it were a different business line would not be appropriate as the securitization is simply a form of financing some of the loans in a manner that removes them from our balance sheet so that we can manage our regulatory capital.

                  With respect to the information provided in the components of gain table, it includes all of the revenue earned on these loans, all of the financing costs associated with the securitizing of these loans, and it includes the losses on those loans repurchased because the refunds are not eventually paid by the IRS. The only thing missing from the table would be a proportional allocation of the servicing costs incurred for all loans. Our understanding of SFAS 140 suggests that such costs are not appropriately included in computing the gain or loss on other loan sales or mortgage securitizations but are instead included in the computation of a servicing rights asset and gain. Consequently we have omitted them from the computation of the gain on the loan sale.

                  From the standpoint of the operations of the RAL/RT business line, whether any particular loan is securitized is no more relevant than whether it is financed by brokered CDs, borrowings from the FHLB, or from overnight Federal funds sold.

                  The only difference in operations for the securitized RALs is that payments received on the sold loans are remitted by our Treasury Department to the investors accompanied by a list of the loans for whom the payments are being made as opposed to a payment that just pays off a form of borrowing.

Mr. Paul Cline
March 14, 2008


                  We do not record a servicing asset because it would be wholly amortized by the end of February with no remaining amount at March 31. The total amount of the servicing fees we receive for the securitization is about $200,000 each season, an amount we have not considered material to classify and report separately from the gain on sale of the loans.

4. Please refer to comment 14 and 15 in our letter dated June 17, 2007. Please revise to explain the circumstances in which you recover previously charged-off RALs and explain the reasons you recover such a relatively high percentage of RALs.

         Response: We revised the discussion in the RAL/RT portion of the 2007
                  10-K MD&A to include the explanation we provided in our September letter about how recoveries occur. The following is the discussion provided in the 2007 10-K:

                      A RAL is charged-off when Management determines that payment from the IRS is unlikely. The Company does not receive formal notification from the IRS regarding the denial of any tax refund claims. As a result, Management relies on prior years experience with IRS payment patterns. Prior years experience has indicated that payment from the IRS becomes unlikely after tax refund payments are 4-6 weeks past due from the expected payment date. The IRS's payment patterns have varied from year to year, so the Company has utilized the most recent period payment patterns to predict current year payments. As a result of the Company's collection experience in conjunction with regulatory requirements, all RALs are charged off prior to December 31 each year. Therefore, the Company had no allowance for loan losses assigned to RALs on December 31 of any year.

                      Recoveries on RALs occur due to unexpected payments from the IRS, the taxpayer directly, or during a subsequent RAL season new request procedure from the charged off RAL customer. Some recoveries on prior year charge-offs occur when the taxpayer returns to a tax preparer that offers RALs or RTs through the Company. If the Company accepts the application for a RAL on the new refund claim or for an RT, the amount of the prior year's charged-off loan will be deducted from the proceeds of the current year RAL or RT.

                      The Company may also receive payments on RALs charged-off in previous years through the process of cross-collections. Cross-collections are payments received from other RAL providers in accordance with specific agreements. Management has determined that cross-collections recoveries cannot be reasonably estimated using historical cross-collection experience. Under the cross-collection agreements, the Company also deducts from current year RALs or RTs for RALs charged-off by the other banks and remits the proceeds to the other bank.

                      Any of the above sources of recoveries also apply to RALs sold through the securitization.

                  In this comment, you have also asked that we explain the relatively high rate of recoveries. We do not consider the recovery rate to be relatively high. In fact, the recovery to charge-off ratio for RALs is very close to the ratio for all

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Mr. Paul Cline
March 14, 2008


                  other loans. The recovery to charge-off rate for RALs over the last five years shown in table on page 43 of our 2007 10-K averages 30.4% compared to a recovery to charge-off rate for all other loans of 36.0%. Because most recoveries come through collection from the proceeds of the next year's RAL or RT or from cross-collections, i.e. they are recoveries of prior year charge-offs, the ratio will be significantly impacted by the level of prior year charge-offs.


5. Please refer to comment 16 in our letter dated June 27, 2007.

         a. You state that that you present cash flows related to RALs in the investing section. Considering the fact that you sell a significant portion of RALs prior to payoff, please tell us how you considered the guidance in paragraph 8 of SOP 01-6. Specifically tell us why you believe you have the intent and ability to hold RALs for the foreseeable future or until payoff in order to classify your RALs as held for investment and present the cash flows in the investing section.

         b. Please revise to explain how you determine which RALs to transfer to the held for sale classification and securitize.

         Summary Response to 5a - 5c: As with Comment 2 above, the response to your individual questions are inter-related and would require duplication of some of the explanation if we attempted to respond separately. Below is a summary of our responses followed by a detailed explanation along with suggestions for our reporting/disclosure.

                  a. The securitization is used as one among a number of means of financing RALs, not to generate income from the sale. We sell less than a third of the RALs originated into the securitization. We have therefore concluded that RALs are not originated for sale but for investment and therefore should be reported as investing cash flows.

                  b. Our securization agreement specifies which RALs may be sold. Which RALs in fact are sold depends on when they are made, our capital ratio position, and whether cheaper sources of funding are available.

                  c. The Company has changed its reporting of the clash flows from the gain on sale for all three years to back it out of the cash flow from operating activities and included it in the cash flow from investing activities within "Proceeds from loan sales."

         Detailed Response to Comments 5a - 5c: Based on the above Comments 5a through 5c of your January letter, we believe that we may have not correctly understood the main point of Comment 16 of your June letter. Consequently, our response that RAL cash flows

Mr. Paul Cline
March 14, 2008


                  were reported in the investing activities section of the statements was incomplete. We understood your comment as taking issue only with the cash outflows associated with making the loans and the cash inflows from selling some of them and being repaid on the others. These cash flows have been presented net as cash flows from investing activities in the line captioned, "Net increase in loans made to customers." This division of the cash flows related to RALs is consistent with the reporting of cash flows for all other types of loans--the net cash flows from changes in balances are reported as cash flows from investing activities while the interest income from the loans, the interest expense or cost of funds, and the operational costs are reported as cash flows from operations.

                  We think we now understand that Comment 16 of your June letter questions our classification of RALs as held for investment and therefore why we would present the cash flows from their sales as cash flows from investing activities. Specifically, since we sell a significant portion of them, do they meet the test in paragraph 8 of SOP 01-6 of ability and intent to hold until mature or paid? If they are not held for investment, should they not be presented as cash flows from operating activities under the provisions of paragraph 9 of SFAS 102?

                  It may help set the context of the following discussion to explicitly state how we have been reporting cash flows related to the RAL program:

                  1. Cash flows resulting from the origination of both retained and sold RALs are reported net of payments received from the IRS and proceeds received from the sale of some of the RALs within the line item "Net increase in loans made to customers;
                  2. Cash flows resulting from interest income on retained loans, interest expense on retained loans, and operating expenses such as salaries, occupancy, etc. for all loans have been reported as operating cash flows within net income; and
                  3. Cash flows resulting from interest income and interest expense from sold loans are reported as operating cash flows within net income.

                  Comment 5a inquires as to why we have reported RALs as held for investment and the cash flows in the investing section. Management had responded in our September letter that paragraph 9 of SFAS 102 states that, "Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows." The criteria for loans that can be sold into the securitization are set by contract with the investors and the Company uses these criteria in selecting loans to be sold. However, while the Company knows it will sell some portion of the loans it makes, whether any particular loan meets those criteria for sale and therefore will be sold plays no part in the decision to make the loan. Therefore, the Company has taken the position--and reported consistently with that position under paragraph 9 of SFAS 102--that the loans are not specifically originated or acquired for resale. In 2007, 2006, and 2005, the Company sold approximately 27%, 26%, and 31% of the RALs originated, respectively, confirming that the majority of RALs are not sold. The Company has concluded that at least with respect to the loans not sold, it is appropriate under GAAP to report the cash flows from origination and payoff net as investing cash flows.

Mr. Paul Cline
March 14, 2008


                  Comment 5b inquires as to how the Company identifies which loans are transferred to held-for-sale and securitized. As stated above the criteria for RALs qualifying to be securitized are set out in the securitization agreement. Loans that meet those criteria may be sold into the securitization subject to the maximum allowable amount of the securitization. If the maximum amount of the securitization has been filled, additional loans meeting the criteria will not be sold. Even if the maximum capacity has not been met, if cheaper sources of funding are available, the Company may choose to fund qualifying loans by other means than selling them into the securitization.

                  None of the loans are transferred from held for investment to held for sale first because any loan sold is sold the day following the origination. More importantly, however, such a transfer is not needed because there are no loans waiting to be sold as of a day at which there will be external reporting. If the Company had loans on its books at March 31, which might be sold to the securitization, then by the guidance of paragraph 8 of SOP 01-6, it would clearly need to classify such loans as held for sale rather than held for investment. However, it is important to recognize that all sales of RALs are done within the first quarter of each year and that the securitization is closed to further sales and the repurchase of all unpaid sold RALs occurs at the end of February. Therefore, there are no RALs at March 31 that can be sold into the securitization, and therefore Management has concluded that there are no loans that need to be classified as held for sale at March 31.

                  Comment 5c inquires as to the presentation of the gain on sale on the Statements of Cash Flows. As indicated above, the gain has been included within cash flows from operating activities as a separate line item, "Gains / Losses on Sales of loans, net." We believe that paragraph 9 of SFAS 102 should be the governing guidance on presentation in the Statements of Cash Flows for loan sales:

                    Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time. Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.

Mr. Paul Cline
March 14, 2008


         Conclusions: We believe that the above explains how we have classified the various cash flows related to the RAL program. We acknowledge that we should add an explanation of this conclusion in Note 1 to the financial statements.

                  With no ability at or after March 31 to sell any loans to the securitization and with no other provision or agreement with any other parties to whom it could sell loans, we believe that all RALs outstanding at March 31 and thereafter are appropriately classified as held for investment. The Company has no choice but to hold those loans until they payoff or are charged-off and has demonstrated its ability to hold all loans after that date until payoff, leading us to conclude that this classification as held for investment is in compliance with paragraph 8 of SOP 01-6.

Allowance for Credit Loss from RALs, page 70
--------------------------------------------

6. Please refer to comment 17 in our letter dated June 27, 2007. In your proposed revised disclosure, you state that RALs sold through the securitization are subject to more strict underwriting criteria and their historical loss rates are significantly lower. However, based on the information provided in your response to comment 10, charge-off rates for securitized RALs were higher than retained RALs in 2006 and 2004. Please revise your proposed disclosure accordingly.

         Response: The information provided in our response to comment 10 regarding charge-off rates does indeed show higher charge-off rates for 2006 and 2004 for securitized loans than for retained loans, but the reason for these higher charge-off ratios is not because they were not subject to more strict underwriting criteria. It is instead because of special circumstances in those two years.

                  For 2004, the charge-off rate on securitized loans was lower than in 2005, 54 basis points compared to 73 basis points. It is not that charge-offs were high in 2004, but rather that charge-offs for retained loans were significantly lower in 2004 than in 2005. This was because our contract with JHI for 2004 still provided for all credit losses to be assumed by JHI. JHI originated about 63% of the RALs that year. The Company's losses on retained loans therefore included no losses for about 63% of the total loans made as the JHI loans were not sold into the securitization.

                  For 2006, the charge-off rate reported in the table is more for securitized loans than for retained loans because, as explained in our response to Comment 15 in your June letter, repurchased securitized loans that were charged-off at the end of the first quarter but were later collected in subsequent

Mr. Paul Cline
March 14, 2008


                  quarters of the year are recorded as recoveries rather than as an adjustment of the gain on sale. Had the $7.5 million and $5.0 million in collections on charged-off repurchased loans for 2006 and 2005, respectively, been adjusted against the gain on sale, the charge-off rates for securitized loans for 2006 and 2005 would have been 46 basis points and 40 basis points, respectively, compared to charge-off rates of 97 basis points and 130 basis points, respectively, for retained loans.

                  Management responded in its letter of September 7, 2007 that collections subsequent to the first quarter each year on charged-off repurchased loans were immaterial. We would still contend that the amounts of $7.5 million and $5.0 million, which represent 12 basis points and 10 basis points of the total loans made for the respective years, are immaterial as they are merely a matter of classification, not misstatement of the income statement.

                  We have followed a practice of crediting recoveries on charged-off repurchased loans up to March 31 to the gain on sale and recoveries on charged-off repurchased loans received after March 31 to the allowance for credit losses so as not to need to change the gain computation each quarter as relatively small amounts of collections are received subsequent to March 31.

                  In summary, it is not the case that losses are higher for the securitized loans, but rather how the collections on these loans are disclosed. Therefore, if you are not satisfied with our explanation and believe a classification of these post March 31 collections from recoveries on repurchased loans to the gain on securitization is necessary so that the loss rates disclosed for securitized loans reported in the proposed table will be lower for securitized loans than for retained loans, then we will change our accounting for the collections, revising the gain on securitization each quarter as collections on charged-off loans occur and we will revise our gain computations for prior years in our 2008 10-K.

Note 5. Securities. page 77
---------------------------

7. Please refer to comment 21 in our letter dated June 27, 2007. Please revise to incorporate the information included in your response in the notes to the financial statements.

         Response: We did include in the notes to the financial statements to our 2007 financial statements the information in our response.

         If you need additional information, please contact the undersigned at
         (805) 564-6495.



         Very truly yours,

         PACIFIC CAPITAL BANCORP




         By:  /s/ Bradley S. Cowie
         -------------------------
         Bradley S. Cowie
         Senior Vice President
         Chief Risk Officer and Interim Chief Financial Officer



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